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SEC Mail Processing Section MAR 14 2016 Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Petsky Prunier Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 38th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Petsky 212-842-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Michael Petsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Petsky Prunier Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York } s.s.
County of New York }

Signature

Michael Petsky, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LE XING LEE
Notary Public - State of New York
NO. 01LE6235889
Qualified in Nassau County
My Commission Expires Feb 14, 2019

PETSKY PRUNIER SECURITIES, LLC

SEC I.D. 8-67836

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND REPORTS OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

Filed pursuant to SEC Rule 17a-5(e)(3) as a PUBLIC document.

PETSKY PRUNIER SECURITIES, LLC
Financial Statements and Supplementary
Information Required By Rule 17a-5 of
The Securities and Exchange Commission
and Reports of Independent Registered Public Accounting Firm
December 31, 2015

	Page
Financial Statements:	
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3 - 5

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of
Petsky Prunier Securities, LLC

We have audited the accompanying statement of financial condition of Petsky Prunier Securities, LLC as of December, 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Petsky Prunier Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Petsky Prunier Securities, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

Great Neck, New York
March 11, 2016

PETSKY PRUNIER SECURITIES, LLC
Statement of Financial Condition
December 31, 2015

Assets

Assets:		
Cash and cash equivalents	$	1,563,688
Prepaid expenses		14,603
	$	1,578,291

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	45,773
Member's Equity		1,532,518
	$	1,578,291

The accompanying notes are an integral part of these financial statements.

PETSKY PRUNIER SECURITIES, LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of Significant Accounting Policies
Business Organization and Description

Petsky Prunier Securities, LLC (the "Company") was formed on July 15, 2005 under the laws of the State of New York. The Company was formed as a registered broker dealer. The agreement was amended effective September 1, 2014, whereas the former members contributed 100% of their interest, and is now owned by Petsky Prunier, LLC, the sole member of the Company. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is an investment bank focused on the advertising, marketing and digital media industries. Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturities of three months or less to be cash equivalents. At December 31, 2015, the Company was $1,330,038 in excess of the Federal Deposit Insurance Corporation limit.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts payable and accrued expenses approximate their respective fair values at December 31, 2015.

Revenue Recognition

Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met.

Income Taxes

The Company, a limited liability company, includes its operations in the federal and state tax returns of its sole member. Accordingly, no provision has been made in the accompanying financial statements for federal and state income taxes as its member is responsible for the taxable income. The calculation of the income tax provision is determined under a Company policy which provides that current taxes are calculated on a separate return basis pursuant to a tax sharing agreement.

Income Taxes (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations for years previous to the three year statute of limitations and there are presently no ongoing tax examinations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which is February 11, 2016 for these financial statements.

Note 2 - Related Party Transactions

The Company has a management fee agreement with its sole member which the Company paid $150,365 per month for the period January through June and $177,436 for the period July through December 2015 for a variety of management services. In addition, the Company paid its member, pursuant to an office and administrative service agreement effective January 1, 2015, distributions of $16,447,220, office service monthly management fee of $1,966,806 and, commissions and employee compensation reimbursements of $6,408,708.

The Company and its sole member have customers in common. The related party provides consulting services to these customers which may facilitate later transactions with the Company.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2015, the Company had net capital of $1,517,915, which was $1,512,915 in excess of its required net capital of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital was 0.03 to 1.

Note 4 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Note 5 - Office and Administrative Services Agreement

The Company amended its Office and Administrative Services Agreement ("Agreement") with its sole member, Petsky Prunier LLC ("PPLLC"), effective January 1, 2015. The Agreement requires management to allocate labor costs and certain general and administrative expenses based on the allocation methodology described in the Agreement.

The Agreement states that the Company shall reimburse PPLLC for labor costs that are directly related to the production of revenues by the Company. Labor costs are comprised of commissions, salaries and bonuses paid to employees and associates of PPLLC. Commissions and bonuses are directly related to Company transactions and are reimbursed to PPLLC after the closing of each transaction. Management applies the allocation methodology, as defined in the Agreement, to match the associated salary costs with the revenues generated.

The Agreement states that PPLLC shall provide administrative support services, as defined, to the Company to facilitate the operations of its business. Management estimates a monthly management or service fee to be reimbursed by the Company. This amount is based on management's analysis of historical overhead costs.

The allocable costs of the administrative support provided by PPLLC are reimbursed through a monthly incremental allocation services fee, as defined in the Agreement, which is billed and paid monthly by Petsky Prunier Securities, LLC. Modifications to the service fee may be made by management periodically to adjust for unexpected costs or in anticipation of future expenditures.

The
LeGaye Law Firm P.C.
Tel: (281) 367-2454
Fax: (866) 338-6353
www.LeGayeLaw.com
2002 Timberloch Drive, Suite 200 ◇ The Woodlands, Texas 77380

March 11, 2016

Via Overnight Delivery

SEC
Mail Processing
Section
MAR 14 2016
Washington DC
416

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Petsky Prunier Securities, LLC; Firm ID # 146679
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find two (2) public and two (2) private counter-original Annual Audited Reports for the fiscal year ended December 31, 2015 with supporting Facing Page.

Should you have any questions regarding the enclosed reports, please feel free to contact the undersigned or Michael Petsky of Petsky Prunier Securities, LLC.

Sincerely,

Debra M. Schaps

Debra M. Schaps*
Enclosures (as stated)

cc: Michael Petsky – Petsky Prunier Securities, LLC (electronic)
SEC – New York, NY Regional Office (w/enclosure)
Securities Investor Protection Corporation (SIPC) (electronic)
FINRA (electronic)
Arizona Corporation Commission (electronic)
New Hampshire Bureau of Securities Regulation (w/enclosure)

** Not Licensed to Practice Law*